Exhibit 99.4

NICE Actimize Financial Crime Categories Named Finalists in Citi's "Citi
Tech for Integrity Challenge" Global Initiative

Both "ActimizeWatch" and Anti-Bribery and Corruption offerings are tapped for the innovation competition's shortlist

Hoboken, NJ – May 15, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has been named a finalist in two categories within Citi's "Citi Tech for Integrity Challenge" (T4I), an initiative designed to "encourage technology innovators from around the world to create cutting-edge solutions to promote integrity, accountability and transparency in the public sector and beyond."

The two NICE Actimize finalists include ActimizeWatch, a cloud-based fraud analytics optimization and consortium intelligence solution, as well as a new strategic offering targeting Anti-Bribery & Corruption that supports both corporates and financial services organizations.

"Protecting the capital markets, businesses, and the consumers they serve has long been the underlying objective of NICE Actimize as it innovates to fight financial crime," said Joe Friscia, president, NICE Actimize. "With anti-bribery and corruption issues in the news, and fraud and cybercrime on the rise around the world, we are excited that the team at the 'Citi Tech for Integrity Challenge' recognized the importance of our strategic offerings."

First round finalists for the competition will present at one of six Demo Days to be held in Latin America, Asia and Europe, where a panel of judges will review and evaluate category specialties and finalists. NICE Actimize's ActimizeWatch has been tapped to be presented to judges in Dublin on May 18, and the NICE Actimize Anti-Bribery & Corruption strategy and accompanying technology will be unveiled to judges in Singapore on June 9. Final award winners will be announced at the end of June.

Citi is leading this initiative in collaboration with public and private sector allies including countries and other public and private sector entities looking to bring outside innovation inside their organizations. T4I strategic allies include Clifford Chance, Facebook, IBM, Let's Talk Payments, MasterCard, Microsoft and PwC.

In Citi's recent crowdsourcing survey of more than 150 individuals spanning public, private and non-governmental organizations around the world, among the top issues raised included tools to increase transparency and fight corruption.

Resources:
•	Details on the Citi initiative are available on the T4I website: www.techforintegritychallenge.com.
•	Additional information on NICE Actimize's ActimizeWatch solution, available here.
•	Video on NICE Actimize's Anti-Bribery & Corruption strategy available here.

On social media:
Twitter: Please use hashtag #CitiT4IChallenge and @NICE_Actimize

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
NICE Actimize
+1-551-256-5000
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.